UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MEDBOX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

584051D 100
(CUSIP Number)

Vincent Mehdizadeh
6700 Fallbrook Ave., Suite 289
 West Hills, CA 91307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

8/18/2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Vincent Chase, Incorporated
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
23,324,445 (1)

8. Shared Voting Power
-0-

9. Sole Dispositive Power
23,324,445 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
23,324,445 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
58.3% (2)
14. Type of Reporting Person
CO

 (1)  Includes 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock.
 (2)  Based on 30,011,580 shares of the Issuer’s common stock outstanding as of August 12, 2014.

1. Names of Reporting Persons.

PVM International, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,073,053

8. Shared Voting Power
-0-

9. Sole Dispositive Power
3,073,053

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,073,053
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
10.2% (1)
14. Type of Reporting Person
CO

(1)  Based on 30,011,580 shares of the Issuer’s common stock outstanding as of August 12, 2014.

1. Names of Reporting Persons.

Vincent Mehdizadeh
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
26,397,498 (1)

8. Shared Voting Power
-0-

9. Sole Dispositive Power
26,397,498 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,397,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
66.0% (2)
14. Type of Reporting Person
IN

(1)     Includes 23,324,445 shares of the Issuer’s common stock beneficially owned by Vincent Chase, Incorporated (which includes 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock) and 3,073,053 shares held by PVM International, Inc.  Please see Item 5.
(2) Based on 30,011,580 shares of the Issuer’s common stock outstanding as of August 12, 2014.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)
As of the date hereof, Vincent Chase, Incorporated (“VCI”) beneficially owns 23,324,445 shares of the Issuer’s common stock (inclusive of 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock), which represents approximately 58.3% of the Issuer’s total outstanding common stock.  As of the date hereof, PVM International, Inc. (“PVMI”) beneficially owns 3,073,053 shares of the Issuer’s common stock, which represents approximately 10.2% of the Issuer’s total outstanding common stock.  Vincent Mehdizadeh is the control person of both VCI and PVMI, and he exerts sole voting and dispositive control over the securities held by both VCI and PVMI such that Mr. Mehdizadeh may be deemed to beneficially own 26,397,498 shares of the Issuer’s common stock, which represents approximately 66.0% of the Issuer’s total outstanding common stock.

(b)
All of VCI’s shares are held directly by VCI, and VCI may be deemed to hold sole voting and dispositive power over 23,324,445 shares of common stock of the Issuer beneficially owned by VCI.  All of PVMI’s shares are held directly by PVMI, and PVMI may be deemed to hold sole voting and dispositive power over 3,073,053 shares of common stock of the Issuer.   Mr. Mehdizadeh is the control person of both VCI and PVMI, and he exerts sole voting and dispositive control over the securities held by both VCI and PVMI.

(c)	On August 18, 2014, VCI gifted 45,000 shares of the Issuer’s common stock to employees, contractors and attorneys of the Issuer.

Also on August 18, 2014, VCI sold 7,500 shares of the Issuer’s common stock to an existing, accredited investor shareholder of the Issuer.

On September 2, 2014, 100,000 shares of the Issuer’s common stock were returned to VCI due to an amendment in the compensation for certain officers and directors of the Issuer that was to be paid on behalf of the Issuer, in shares of the Issuer, by VCI.

Other than the foregoing transactions, Vincent Mehdizadeh, VCI and PVMI have not effected any transaction in the common stock of the Issuer during the past sixty days.

(d)
To the best of the knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 26,297,498 shares of common stock of the Issuer reported in Item 5(a).

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2014
Date
VINCENT CHASE, INCORPORATED

By: /s/ Vincent Mehdizadeh
                Vincent Mehdizadeh

PVM INTERNATIONAL, INC.

By: /s/ Vincent Mehdizadeh
                Vincent Mehdizadeh

/s/ Vincent Mehdizadeh
                Vincent Mehdizadeh